APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Busy Bee Play Cafe, LLC
Balance Sheet - unaudited
For the period ended 9/30/22

	Current Period
	9-31-22
ASSETS	
Current Assets:	
Cash	$ -
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Total Current Assets	-
Fixed Assets:	
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Sales Tax Payable	-
Other Liabilities	1,024.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	1,024.00
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	(1,024.00)
Opening Retained Earnings	-

Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		(1,024.00)
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Kristina Lai, certify that:

1. The financial statements of The Busy Bee Play Cafe included in this Form are true and complete in all material respects; and
2. The tax return information of The Busy Bee Play Cafe has not been included in this Form as The Busy Bee Play Cafe was formed on 03/11/2022 and has not filed a tax return to date.

Signature   *Kristina Lai*

Name: Kristina Lai

Title: Owner